FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Letter to the Buenos Aires Stock Exchange, dated May 8, 2008, regarding 2008 financial statements

TRANSLATION

Buenos Aires, May 8, 2008

To the

Buenos Aires Stock Exchange

National Securities Commission of Argentina

Ref.: Financial Statements as of 03/31/2008

In order to fulfill the requirements of Section No. 63 of the Buenos Aires Stock Exchange Rules, we inform you that the Company’s Board of Directors approved, at its meeting held on May 8, 2008, the financial statements for the three month period ended March 31, 2008. Relevant information to such financials statements of YPF S.A. follows.

Statement of Income (1) (in millions of pesos - Prevailing exchange rate Ps. 3.17 = US$ 1)

Net income before income tax	1.928
Income tax	(696)

Net income for the three month period ended March 31, 2008	1.232

Detail of Shareholders’ Equity as of 03/31/2008 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,933
Adjustment to contributions	7,281
Issuance premiums	640

Total Shareholders’ contributions	11,854
Legal reserve		2,020
Deferred earnings		(149)
Reserve for future dividends		352
Unappropriated retained earnings		8.969

Total Shareholders’ Equity		23.046

(1)	Amounts in accordance with Argentine GAAP

On the other hand, it is important to consider the following highlights during the three month period ended on March 31, 2008:

•	Investments consolidated in Fixed Assets amounted to Ps 1,284 million, exceeding by 7% those for the same period in 2007.

•	Taxes, contributions and royalties payable to the National Government and the Provinces amounted to Ps 4,023 million.

Subsection o)-Shares owned by the parent group

As of March 31, 2008 the parent group of the company owned 330,940,230 shares, class D and represented 84.14% of the capital stock.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group:

None.

Subsection q) Parent shareholder of the company:

Repsol YPF S.A. with legal domicile established at Paseo de la Castellana 278, 28046 Madrid, Spain.

Sincerely yours.

Ignacio C. Moran
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	May 8, 2008	By:	/s/ Ignacio Cruz Morán
		Name:	Ignacio Cruz Morán
		Title:	Chief Financial Officer